Exhibit 4(t)

PROTECTIVE	LIFE	INSURANCE	COMPANY	P. O. BOX	1928	BIRMINGHAM,	ALABAMA	35282-8238

RIDER SCHEDULE

Contract #	Rider Effective Date:

Owner 1 Name:	Benefit Cost on the Rider Effective Date:

Benefit Base on the Rider Effective Date:

SecurePay Advantage Plus

LIFETIME GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER

with Asset Transfer Program

We are amending the Contract to which this rider is attached to add a lifetime Guaranteed Minimum Withdrawal Benefit (“GMWB”, or “the Benefit”).  The terms and conditions in this rider supersede any conflicting provision in the Contract beginning on the Rider Effective Date and continuing until the rider is terminated.  Contract provisions not expressly modified by this rider remain in full force and effect.

Lifetime Guaranteed Minimum Withdrawal Benefit:  Subject to the terms and conditions of this rider, beginning on the Benefit Election Date and continuing on each Contract Anniversary thereafter during the lifetime of a Covered Person, you may take aggregate annual withdrawals from the Contract that do not exceed the Annual Withdrawal Amount regardless of the Contract Value at that time.

DEFINITIONS

Annual Withdrawal Amount - The maximum amount that may be withdrawn from the Contract each Contract Year after the Benefit Election Date without reducing the Benefit Base.

Benefit Base - The amount determined according to the terms of this rider and used to calculate the Annual Withdrawal Amount and the monthly fee.  The maximum Benefit Base is $5,000,000 (5 million dollars).

Benefit Election Date - The date as of which we first calculate the Annual Withdrawal Amount and the date on which guaranteed withdrawals may begin.

Benefit Period - The period of time between the Benefit Election Date and the earlier of the Annuity Commencement Date or the rider termination date.

Covered Person - The person or persons upon whose lives the benefits of this rider are based.  There may not be more than two Covered Persons.

RightTime® - The option to purchase the Benefit after the Contract’s Effective Date, if we are offering it at that time.

GMWB COST AND FEES

Benefit Cost - On the Rider Effective Date, the annualized Benefit Cost as a percentage of the Benefit Base is shown in the ‘Schedule’ of this rider. We have the right to change the Benefit Cost at any time. The new Benefit Cost will be the Benefit Cost in effect on that date for that option.  The annualized Benefit Cost will never exceed 2.20% of the Benefit Base.  We will notify you of the new Benefit Cost in writing at the address contained in our records not less than 30 days prior to the date on which the new Benefit Cost becomes effective.

You may avoid changes in the Benefit Cost. We must receive your Written Notice declining the change before the Valuation Period during which the new Benefit Cost becomes effective.  However, if you decline a Benefit Cost change, each quarterly value that follows will equal $0, and you will no longer be eligible to receive annual Benefit Base increases based on the Roll-Up Value.

Monthly Fee - Beginning on the Rider Effective Date and continuing monthly until the Benefit terminates, we will calculate the fee for this rider and deduct that amount from the Contract Value.  The monthly fee is calculated as of the Valuation Period that includes the same day of the month as the Contract’s Effective Date, or the last Valuation Period of the month if that date does not occur during the month.  We calculate the monthly fee using the formula:

Monthly Fee = [1 – (1 – Benefit Cost)1/12] x Benefit Base as of the calculation date.

Deducting the Monthly Fee - We deduct the monthly fee as of the Valuation Period immediately following the Valuation Period during which it was calculated.  The monthly fee is deducted from the Allocation Options in the same proportion that the value of each bears to the total Contract Value on that date. Deduction of the monthly fee is a partial surrender for the purpose of determining the Contract Value, but we will not assess a surrender charge on these deductions and the monthly fee will not reduce any penalty free surrender amount available under the Contract.

THE BENEFIT BASE

Determining the Benefit Base — On the Rider Effective Date, the Benefit Base is equal to the initial Purchase Payment, or the Contract Value as of the Valuation Period that includes the Rider Effective Date if you purchased the Benefit by exercising the RightTime® option. Thereafter, we increase the Benefit Base dollar-for-dollar for Purchase Payments credited to the Contract within 2 years of the Rider Effective Date, if any.  We reduce the Benefit Base pro-rata for each partial surrender.  The pro-rata reduction for each partial surrender is the amount that reduces the Benefit Base in the same proportion that the partial surrender including applicable surrender charges, if any, reduced the Contract Value as of the Valuation Period during which the partial surrender was deducted.

SecurePay Advantage Plus — On each Contract Anniversary following the Rider Effective Date, we compare the Benefit Base to the Highest Quarterly Value and the Roll-Up Value, if one is calculated. The greatest of these will become the new Benefit Base as of that Contract Anniversary.

Highest Quarterly Value. — On each quarterly anniversary following the Rider Effective Date we calculate a quarterly value.  The ‘quarterly value’ is equal to the Contract Value as of that date minus Purchase Payments credited to the Contract on or after the 2nd anniversary of the Rider Effective Date.

The ‘quarterly anniversary’ is the same day and relative month as the Contract’s Effective Date in each calendar quarter. If any quarterly anniversary is not a Valuation Date, or does not occur in that month, we will calculate the quarterly value as of the next Valuation Period.

The Highest Quarterly Value is the largest quarterly value since the prior Contract Anniversary reduced proportionally for partial surrenders made since that Contract Anniversary

Roll-Up Value.  We calculate a Roll-Up Value for each Contract Anniversary during a roll-up period.  The Roll-Up Value is equal to the Benefit Base on the Valuation Period immediately before the Contract Anniversary, plus the roll-up amount applicable to that Contract Anniversary.  The ‘roll-up amount’ is equal to the Benefit Base on the prior Contract Anniversary reduced proportionally for partial surrenders made since the prior Contract

Anniversary, multiplied by the applicable roll-up percentage from the table below.  The roll-up percentage is based on the attained age of the Covered Person (or the younger of the two Covered Persons) as of the Contract Anniversary for which the Roll-Up Value is being calculated.

Roll-Up Percentages

Age of (younger) Covered Person
on the Contract Anniversary	Roll-Up Percentage
at least 50 but less than 59½ years old	[ 4.00% ]
at least 59½ but less than [ 75 ] years old	[ 5.00% ]
[ 75 ] years old or more	[ 6.00% ]

Roll-Up Period.  The first roll-up period begins on the Rider Effective Date and ends on the 10th Contract Anniversary following the Rider Effective Date, or the first reset date, if earlier.  A ‘reset date’ is a Contract Anniversary on which we reset (increase) the Benefit Base to the Highest Quarterly Value.

A new roll-up period begins on each reset date, and ends on the 10th Contract Anniversary following that date, or the next occurring reset date, if earlier.

The last roll-up period ends, and we stop calculating Roll-Up Values, as of the Valuation Period during which any of the following first occur:

1.               The 20th Contract Anniversary after the Rider Effective Date; or,

2.               You decline a Benefit Cost change; or,

3.               you establish the Benefit Election Date; or,

4.               the GMWB rider terminates.

THE BENEFIT PERIOD

Establishing the Benefit Election Date - You must establish the Benefit Election Date to start the Benefit Period and access the guaranteed withdrawals provided by this rider.  To establish the Benefit Election Date, you must send a Written Notice that instructs us to calculate the initial Annual Withdrawal Amount.  The Benefit Election Date may not be earlier than the date on which the Covered Person (or the younger of the two Covered Persons) attains age 59½, nor later than the Annuity Commencement Date.

We will not accept additional Purchase Payments on or after the Benefit Election Date.  Therefore, any Automatic Purchase Payment Plan in effect on the Benefit Election Date will be terminated as of that date.

Partial Automatic Withdrawals established prior to the Benefit Period terminate as of the Benefit Election Date.

Calculating the Annual Withdrawal Amount - The Annual Withdrawal Amount is equal to the Benefit Base as of the date the Annual Withdrawal Amount is being calculated multiplied by the applicable GMWB Withdrawal Percentage from the table below.  The GMWB withdrawal percentage is based on the number and attained age(s) of the Covered Person(s) on the calculation date.

GMWB Withdrawal Percentages

Age of (younger) Covered Person	GMWB Withdrawal %	GMWB Withdrawal %
on the Benefit Election Date	(One Covered Person)	(Two Covered Persons)
at least 59 ½ but less than [ 80 ] years old	[ 5.00% ]	[ 4.50% ]
[ 80 ] years old or more	[ 6.00% ]	[ 5.50% ]

The initial Annual Withdrawal Amount is determined as of the Benefit Election Date.  Thereafter, we re-calculate the Annual Withdrawal Amount only on Contract Anniversaries. The Annual Withdrawal Amount will be re-calculated if either:

1.               the Benefit Base changed since the prior Contract Anniversary; or,

2.               the GMWB withdrawal percentage changed based on the attained age of the Covered Person (or the younger of the two Covered Persons).

Accessing the Annual Withdrawal Amount - During the Benefit Period, you may request withdrawals individually or instruct us to send you specific amounts periodically.  Your Written Notice must include all the information necessary for us to complete and remit the requested amounts.

Withdrawals made during the Benefit Period reduce the Contract Value in the same manner as partial surrenders made prior to the Benefit Election Date.  We do not assess surrender charges on aggregate withdrawals during a Contract Year that do not exceed the Annual Withdrawal Amount.  However, withdrawals count against any penalty free surrender amounts that would otherwise be available.

The Annual Withdrawal Amount is not cumulative. You may take the entire Annual Withdrawal Amount each Contract Year, but if you do not, the remaining portion does not carry forward.  During the Benefit Period, aggregate withdrawals in any Contract Year that do not exceed the Annual Withdrawal Amount do not reduce the Benefit Base.

Excess Withdrawals - During the Benefit Period any portion of a withdrawal that, when aggregated with all prior withdrawals during that Contract Year, exceeds the Annual Withdrawal Amount constitutes an excess withdrawal.  We will not recalculate the Annual Withdrawal Amount until the next Contract Anniversary, so any subsequent withdrawal taken that Contract Year is also an excess withdrawal.  We assess applicable surrender charges, if any, on excess withdrawals.

Each excess withdrawal results in an immediate reduction of the Benefit Base.  If, immediately after the excess withdrawal, the Contract Value minus any non-excess portion of the withdrawal is greater than the Benefit Base, we reduce the Benefit Base by the amount of the excess withdrawal including applicable surrender charges, if any. Otherwise, we reduce the Benefit Base by the same proportion that the excess withdrawal including applicable surrender charges, if any, reduced the Contract Value as of the Valuation Period during which the excess withdrawal request was processed.   If the excess withdrawal including applicable surrender charges, if any, reduces the Contract Value to $0, the Contract will terminate as of that date.

If you have instructed us to send you all or a portion of the Annual Withdrawal Amount periodically in specific amounts, an excess or unscheduled withdrawal automatically terminates those periodic withdrawals.  If any Contract Value remains after the excess withdrawal, you may resume periodic withdrawals beginning on the next Contract Anniversary based on the recalculated Annual Withdrawal Amount by sending us instructions in a Written Notice.

Annuity Commencement Date - You must begin periodic distributions of the entire interest in the Contract not later than the Annuity Commencement Date.  If the Benefit Period has begun but you are not taking periodic withdrawals, we will begin monthly withdrawals of the Annual Withdrawal Amount on the Annuity Commencement Date.  You may change the frequency of the withdrawals, but must take the entire Annual Withdrawal Amount available each Contract Year.

If this rider is in force on the Maximum Annuity Commencement Date, in addition to the other Annuity Options available to you under the Contract, you may select the Annuity Option that will pay monthly payments for life equal to the Annual Withdrawal Amount divided by 12.  If we have not received your Written Notice with the necessary information and proof of age, if requested, for the Covered Person(s) by the Maximum Annuity Commencement Date and you have not selected an Annuity Option, we will begin monthly payments on that date.  The monthly payments will be an amount equal to the greater of:

1.               the Annual Withdrawal Amount as of the Maximum Annuity Commencement Date divided by 12, (if there are two Covered Persons, the Annual Withdrawal Amount will be determined by using the GMWB withdrawal percentage associated with the younger Covered Person’s age); or,

2.               the results of applying the Contract Value plus any applicable annuitization bonus to Annuity Option B with a 10-year Certain Period based on the life of the named Annuitant.

If we have not received your Written Notice establishing the Benefit Election Date by the Maximum Annuity Commencement Date but you have previously selected an Annuity Option, we will begin distributing the entire interest in the Contract according to the Annuity Option you have selected.

GENERAL PROVISIONS

Restrictions on Allocation, Transfer and Surrender of Contract Value - While this rider is in force, your Contract allocation is restricted by the Allocation by Investment Category (“AIC”) guidelines. The AIC guidelines divide the Allocation Options into categories and specify range of percentages that must be allocated to each category. Within each category, you select the Sub-Accounts and amounts allocated to them, provided the total percentage in each category is not less than the minimum required, nor more than the maximum permitted.  The AIC guidelines on the Rider Effective Date were set out on the application you completed to purchase the rider.

We may change the AIC guidelines from time to time but if we do, we will not require you to re-allocate your Contract Value.  We will continue to apply Purchase Payments you remit without allocation instructions, and process automatic transfers that facilitate dollar cost averaging according to the Contract allocation established before the AIC guidelines changed.

Allocation instructions that accompany a Purchase Payment and instructions to transfer Contract Value among the Allocation Options change the Contract allocation as of the Valuation Period during which we receive the instruction, and must meet the AIC guidelines in effect at that time. Anytime the Contract allocation changes, we re-allocate the Contract Value according to the new Contract allocation. Purchase Payments applied to the Contract and transfers that facilitate dollar cost averaging after that date will be made according to that Contract allocation until you send a subsequent instruction that changes the Contract allocation and that satisfies the AIC guidelines then in effect.

In addition to the re-allocation of Contract Value that occurs each time the Contract allocation is changed, we rebalance the Variable Account Value to the current Contract allocation semi-annually based on the Rider Effective Date, unless you instruct us to rebalance quarterly or annually.

Partial surrenders and withdrawals including applicable surrender charges, if any, are deducted from the Allocation Options in the same proportion that the value of each bears to the total Contract Value on that date.

Asset Transfer Program — The Asset Transfer Program (the “Program”) is a risk-mitigation strategy that works by monitoring the 12-month Simple Moving Average (“SMA”) for each Sub-Account and temporarily restricting access to it when, on a monthly anniversary, the Sub-Account’s Accumulation Unit Value (“AUV”) falls below its 12-month SMA.  The restriction is lifted when, on a subsequent monthly anniversary, the Sub-Account’s AUV rises above its 12-month SMA. You must participate in the Program as of the Rider Effective Date.

The ‘monthly anniversary’ is the same day as the Contract’s Effective Date in each subsequent calendar month. If any monthly anniversary is not a Valuation Date or does not occur in the month, Program transfers will process as of the next Valuation Period.

Calculating the 12-month SMA.  A Sub-Account’s 12-month SMA is the average of the Sub-Account’s AUV on each of the last 12 monthly anniversaries.

Using the 12-month SMA to Restrict Access to a Sub-Account.  On each monthly anniversary, we compare the Sub-Account’s 12-month SMA with its AUV. If the Sub-Account’s AUV is lower than, or equal to its 12-month SMA, we will temporarily restrict access to that Sub-Account.

On the date access to a Sub-Account is restricted, your Sub-Account Value will automatically be transferred to the [ fund name ] Sub-Account.  Notwithstanding any contrary provision in the Contract or this rider, you may not allocate any new Purchase Payment or transfer any existing Contract Value into a restricted Sub-Account.  Instructions to allocate Purchase Payments or transfer Contract Value into a restricted Sub-Account will result in those amounts being allocated to the [ fund name ] Sub-Account.

Using the 12-month SMA to Restore Access to a Sub-Account.  We lift the restriction and restore access to a Sub-Account on the next monthly anniversary on which its AUV rises above its 12-month SMA.  On the monthly anniversary the restriction is lifted, we will automatically transfer the applicable portion of the [ fund name ] Sub-Account Value back into the previously restricted Sub-Account.  The ‘applicable portion’ is the pro rata share of the current [ fund name ] Sub-Account Value based on your current allocation percentages.

When access to a Sub-Account is restored, you may resume allocating Purchase Payments and transferring Contract Value into it, and any automated transactions relating to the Sub-Account at the time it was last restricted will be resumed.

Program Transfers.  We will send you a written confirmation of all transactions that occur as a result of the Asset Transfer Program.  Transfers made to facilitate the Program will not count against the 12 transfers allowed each Contract Year.

Termination - This rider, every benefit it provides, and deduction of the monthly fee terminate as of the Valuation Period during which any of the following first occur.

1.                     We receive your instruction to:

a)              allocate any purchase payment; or,

b)             dollar cost average; or,

c)              transfer any Contract Value; or,

d)             deduct any partial surrender or withdrawal;

in a manner inconsistent with the AIC guidelines or the provisions of this rider.

2.                     We receive your instruction to stop Portfolio Rebalancing.

3.                     We receive your instruction to terminate this rider more than 10 years after its Rider Effective Date.

4.                     We receive your instruction to change a Covered Person after the Benefit Election Date.

5.                     We receive your instruction to annuitize the Contract.

6.                     We receive any instruction that terminates the Contract to which this rider is attached.

We will notify you in writing that the rider has terminated and identify the cause.  If this rider terminated as a result of a prohibited instruction described in items 1 or 2 of this provision, you may reinstate it within 30 days of the rider termination date unless a Purchase Payment was applied to the Contract since the rider termination date.

We must receive your Written Notice requesting reinstatement and providing allocation instructions that meet current AIC guidelines, and/or resume portfolio rebalancing within 30 days of this rider’s termination date.  We will deduct any fees and make any other adjustments that were scheduled during the period of termination so that after the reinstatement, the Contract and this rider will be as though the termination never occurred.

Exercising the RightTime® Option After the Rider Terminates - If the rider terminates as a result of any of the reasons in the ‘Terminations’ provision other than annuitization or termination of the Contract to which it is attached, you may purchase the Benefit using the RightTime® option, if:

1.                     we are offering the RightTime® option when we receive your request to purchase it; and,

2.                     5 years or more have elapsed since this rider terminated; and,

3.                     the oldest Owner or Annuitant will not be older than age 85 on the new Rider Effective Date; and,

4.                     the Contract has not reached the Annuity Commencement Date.

If this rider terminates because you instruct us to change a Covered Person, we will waive the 5-year waiting period as described in item #2 of this provision.

Signed for the Company and made a part of the Contract as of the Rider Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY

Secretary